CHAPMAN AND CUTLER LLP
                     111 WEST MONROE STREET
                    CHICAGO, ILLINOIS  60603




                          June 30, 2005



First Trust Portfolios, L.P.
1001 Warrenville Road
Lisle, Illinois  60532

The Bank of New York
Unit Investment Trust Office
101 Barclay Street, Fl. 20W

New York, New York  10286


     Re:                     FT 971

Ladies/Gentlemen:

     We have acted as counsel for First Trust Portfolios, L.P., depositor of FT 971 (the "Fund"), in connection with the issuance of units of fractional undivided interest in the Fund (the
"Units"), under a trust agreement dated June 30, 2005 (the "Indenture") among First Trust Portfolios, L.P., as depositor (the "Depositor") First Trust Advisors L.P., as supervisor, and The Bank of New York, as trustee (the "Trustee"). The Fund is comprised of the following unit investment trusts: The Dow(sm) Dividend and Repurchase Target 10 Portfolio, 3rd Quarter 2005 Series; The Dow(sm) Target 5 Portfolio, 3rd Quarter 2005 Series; Global Target 15 Portfolio, 3rd Quarter 2005 Series; The Nasdaq(R)
Target   15   Portfolio,   3rd  Quarter   2005   Series;   NYSE(sm)
International Target 25 Portfolio, 3rd Quarter 2005 Series; The
S&P Target 24 Portfolio, 3rd Quarter 2005 Series; Target Small-Cap Portfolio, 3rd Quarter 2005 Series; Target VIP Aggressive Equity Portfolio, 3rd Quarter 2005 Series; and Target VIP
Conservative  Equity  Portfolio, 3rd Quarter  2005  Series   (each
a "Trust" and collectively the "Trusts").

     In this connection, we have examined the registration statement and the prospectus for the Fund (the Prospectus), the Indenture, and such other instruments and documents, as we have deemed pertinent. For purposes of this opinion, we are assuming that the Trusts will at all times be operated in accordance with the Indenture and that the parties to the Indenture will at all times fully comply with the terms of the Indenture. Failure to operate the Trusts at all times in accordance with the Indenture or failure to comply fully at all times with the terms of the Indenture could result in federal income tax treatment different from that described below.

     You  have  informed  us that the assets of  each  Trust  will
consist  of a portfolio as set forth in the Prospectus.   All  of
the assets of a Trust constitute the Trust's Assets. You have not requested us to examine, and accordingly we have not examined, any of the Trust's Assets and express no opinion as to the federal income tax treatment thereof.

     Based upon the foregoing and on the facts outlined in this opinion, and upon an investigation of such matters of law as we consider to be applicable:

          (i) We are of the opinion that, under existing United States Federal income tax law, the Trusts are not associations taxable as corporations for Federal income tax purposes but will be classified as grantor trusts and will be governed by the provisions of subchapter J (relating to trusts) of chapter 1, of the Internal Revenue Code of 1986 (the Code).

         (ii) Section 671 of the Code provides that, where a trust grantor is treated as the owner of any portion of a trust, there shall then be included in computing the taxable income and credits of the grantor those items of income, deductions and credits against tax of the trust which are attributable to that portion of the trust to the extent that such items would be taken into account under the Code in computing taxable income or credits against the tax of an individual. Each Unit holder is treated as the owner of a pro rata portion of their Trust under Section 676 of the Code. Therefore, a Unit holder will be considered as owning a pro rata share of each of a Trust's Assets in the proportion that the number of Units held by him or her bears to the total number of Units outstanding. We are of the opinion that, under existing United States Federal income tax law,
     (a) under subpart E, subchapter J of chapter 1 of the Code, income of the Trust will be treated as income of each Unit holder in the proportion described above, and an item of Trust income will have the same character in the hands of a Unit holder as it would have if the Unit holder directly owned a pro rata portion of a Trust's Assets and (b) each Unit holder will be considered to have received his or her pro rata share of income derived from each Trust Asset when such income would be considered to be received by the Unit holder if the Unit holder directly owned a pro rata portion of a Trust's Assets.

        (iii) Although the discussion in the Prospectus under the heading Federal Tax Status does not purport to discuss all possible United States federal income tax consequences of the purchase, ownership and disposition of Units, in our opinion, under existing United States Federal income tax law, such discussion, taken as a whole, is an accurate summary in all material respects, to the extent that the
     discussion   constitutes  statements   of   law   or   legal
     conclusions with respect to United States federal income tax
     matters.   In this regard, please note that (a) we have  not
     examined any of the Trust's Assets and we are therefore unable to express an opinion, and we express no opinion as to the federal income tax treatment thereof and (b) the discussion under Federal Tax Status depends in part on the facts peculiar to individual Unit holders of which we have made no investigation and have no knowledge.

     Our opinion is based on the Code, the regulations promulgated thereunder and other relevant authorities and law, all as in effect on the date hereof. Consequently, future changes in the Code, the regulations promulgated thereunder and other relevant authorities and law may cause the tax treatment of the transaction to be materially different from that described above. This opinion is given as of the date hereof, and we undertake no, and hereby disclaim any, obligation to advise you of any change in any matter set forth herein. Our opinion represents only our legal judgment, is not a guarantee of a result and, unlike a tax ruling, is binding neither on the Internal Revenue Service nor a court of law, and has no official status of any kind. The Internal Revenue Service or a court of law could disagree with the opinion expressed herein. Although we believe that, in a properly presented case, the opinion expressed herein would be found to be correct if challenged, there can be no assurance that this will be the case. In evaluating these federal tax issues, we have not taken into account the possibility that a tax return will not be audited, that an issue will not be raised on audit, or that an issue will be resolved through settlement if raised.

     This opinion, as qualified herein, covers only the opinions expressly contained herein, and we express no opinion with respect to any other considerations which may arise relating to the transaction, any other taxes or any other matters arising under United States federal, state, local or foreign law.

     The Committee on Legal Opinions of the American Bar Association promulgated the Third-Party Legal Opinion Report, Including the Legal Opinion Accord, (the ABA Guidelines) in 1991. Among other things the ABA Guidelines provide that attorneys should not provide legal opinions as to matters of fact or financial or economic forecasts (or similar predictions). In this regard, matters discussed expressly or implicitly within this letter which are determined to be matters of fact or financial or economic forecasts (or similar predictions) should be interpreted to be a confirmation of our understanding and a statement of our belief rather than a legal opinion, regardless of the language used.

     Chapman and Cutler LLP does not and will not impose any limitation on the disclosure of tax treatment or tax structure of any transaction relating to this matter.

                                Very truly yours,



                                CHAPMAN AND CUTLER LLP